Exhibit 99.1

GFL Environmental Announces Densification of Southern U.S. Footprint with the Acquisition of Sprint Waste Services and Provides Update on Year-to-Date M&A Activity

VAUGHAN, ON, May 2, 2022 — GFL Environmental Inc. (NYSE: GFL) (TSX: GFL) (“GFL”, “we”, “our” or the “Company”), a leading North American diversified environmental services company, today announced the acquisition of Sprint Waste Services (“Sprint Waste”), a vertically integrated network of solid waste assets across 14 sites in Texas and two sites in Louisiana, including two C&D landfills in the Greater Houston Area. The Sprint Waste assets are supported by a fleet of over 400 vehicles and more than 500 employees.

“We continue to demonstrate our ability to successfully execute on our growth strategy of pursuing strategic and accretive acquisitions,” said Patrick Dovigi, Founder and Chief Executive Officer of GFL. “The acquisition of Sprint Waste provides us with a unique opportunity to acquire a vertically integrated, complementary set of assets, while further densifying our solid waste footprint within the Southern United States. We are excited to welcome the over 500 Sprint Waste employees to the GFL family.”

Mr. Dovigi added, “Sprint Waste has operated a regional platform with industry-leading margins for over 15 years under the ownership of Joseph Swinbank and his family. We are excited that Joe and his sons, Will and Reagan Swinbank, will continue to support the business going forward as both consultants and shareholders of GFL.”

Mr. Dovigi continued, “In addition to the acquisition of Sprint Waste, since the start of the year we have completed 20 acquisitions across multiple geographies, the majority of which were small tuck-in acquisitions, further densifying our footprint. Together, these acquisitions are expected to contribute approximately $300 million in aggregate annualized revenue.”

Mr. Dovigi concluded, “We have also remained focused on rationalizing our balance sheet to maximize the value of our asset base. Year-to-date, we received cash proceeds of approximately $91.0 million from the sale of non-core assets and $224.0 million from the spin-off of GFL Infrastructure Group to Green Infrastructure Partners. The proceeds from these divestitures will continue to be redeployed in our organic and inorganic growth initiatives.”

GFL financed the acquisitions completed year-to-date through its credit facility, the divestitures described above, cash on hand and the issuance of 3,976,434 subordinate voting shares as partial consideration for the acquisition of Sprint Waste, allowing the Company to maintain its current credit rating profile and leverage within previously stated ranges.

About GFL

GFL, headquartered in Vaughan, Ontario, is the fourth largest diversified environmental services company in North America, providing a comprehensive line of solid waste management, liquid waste management and soil remediation services through its platform of facilities across Canada and in more than half of the U.S. states. Across its organization, GFL has a workforce of more than 18,000 employees.

Forward Looking Statements

This release includes certain “forward-looking statements”, including statements relating to the use of proceeds of the recently completed divestitures, the expected annualized revenue from recent acquisitions and maintaining the Company’s credit rating profile and leverage levels. In some cases, but not necessarily in all cases, forward-looking statements can be identified by the use of forward looking terminology such as “plans”, “targets”, “expects” or “does not expect”, “is expected”, “an opportunity exists”, “is positioned”, “estimates”, “intends”, “assumes”, “anticipates” or “does not anticipate” or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might”, “will” or “will be taken”, “occur” or “be achieved”. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances contain forward-looking statements. Forward-looking statements are not historical facts, nor guarantees or assurances of future performance but instead represent management's current beliefs, expectations, estimates and projections regarding future events and operating performance. Forward-looking statements are necessarily based on a number of opinions, assumptions and estimates that, while considered reasonable by GFL as of the date of this release, are subject to inherent uncertainties, risks and changes in circumstances that may differ materially from those contemplated by the forward-looking statements. Important factors that could cause actual results to differ, possibly materially, from those indicated by the forward-looking statements include, but are not limited to, the factors described in the “Risk Factors” section of GFL’s annual information form for the 2021 fiscal year filed on Form 40-F and GFL’s other periodic filings with the U.S. Securities and Exchange Commission and the securities commissions or similar regulatory authorities in Canada. These factors are not intended to represent a complete list of the factors that could affect GFL. However, such risk factors should be considered carefully. There can be no assurance that such estimates and assumptions will prove to be correct. You should not place undue reliance on forward-looking statements, which speak only as of the date of this release. GFL undertakes no obligation to publicly update any forward-looking statement, except as required by applicable securities laws. All dollar amounts are in Canadian dollars, unless otherwise noted.

For more information:

Patrick Dovigi

+1 905-326-0101

pdovigi@gflenv.com